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THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER PAGE OF THE
PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

        SUPPLEMENTAL INFORMATION - The prospectus of Behringer Harvard Mid-Term Value Enhancement Fund I LP consists of this prospectus dated February 19, 2003, Supplement No. 6 dated September 14, 2004, which superseded and replaced prior Supplements Nos. 1 through 5 (dated June 3, 2003 through June 14, 2004) and Supplement No. 7 dated September 30, 2004.

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             BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
                    SUPPLEMENT NO. 7 DATED SEPTEMBER 30, 2004
                    TO THE PROSPECTUS DATED FEBRUARY 19, 2003

        THIS DOCUMENT SUPPLEMENTS, AND SHOULD BE READ IN CONJUNCTION WITH, THE PROSPECTUS OF BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP DATED FEBRUARY 19, 2003, AS SUPPLEMENT BY SUPPLEMENT NO. 6 DATED SEPTEMBER 14, 2004. UNLESS OTHERWISE DEFINED IN THIS SUPPLEMENT, CAPITALIZED TERMS USED IN THIS SUPPLEMENT SHALL HAVE THE SAME MEANINGS AS SET FORTH IN THE PROSPECTUS.

        The purpose of this supplement is to describe the following:

        (1) the status of the offering of units of limited partnership in the partnership;

        (2) revisions to the Prospectus Summary to provide additional disclosure regarding our payment of distributions;

        (3) revisions to the "Risk Factors" section of the prospectus to provide additional disclosure regarding our payment of distributions;

        (4)     revised disclosure regarding our distributions of net cash;

        (5) revisions to the "Summary of Distribution Reinvestment Plan" section of the prospectus to describe an amendment to Section 4 of our Distribution Reinvestment and Automatic Purchase Plan, which is attached to this supplement as Exhibit D;

        (6)     revisions to our unit redemption program.

STATUS OF THE OFFERING

        We commenced our initial public offering of units of limited partnership interest on February 19, 2003. We have accepted investors' subscriptions received through September 23, 2004 and issued approximately 2,080,000 units to limited partners, with gross proceeds of approximately $20,800,000 distributed to us. We have special escrow accounts for subscriptions from residents of Nebraska and Pennsylvania. The conditions of those special escrow accounts have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of those states. For additional information, see the "Plan of Distribution - Subscription Process" section of the prospectus beginning on page 115.

PROSPECTUS SUMMARY

        The following information replaces the information in the fourth paragraph of the section of our prospectus under the heading "Prospectus Summary
- Distribution Policy" beginning on page 5 of the prospectus:

        Provided we have cash available to make distributions, we intend to declare and pay distributions to our limited partners. We have been making and intend to continue to make distributions on a monthly basis to our limited partners. We expect to distribute net cash from operations and nonliquidating sales of properties to limited partners. However, our general partners, in their discretion, may defer fees payable by us to the general partners allowing for more cash to be available to us for distribution to our limited partners. In addition, our general partners may make supplemental payments to us or to our limited partners, or otherwise support our operations to the extent not prohibited under the NASAA Guidelines, which would permit distributions to our limited partners in excess of net cash from operations. Accordingly, all or some of such distributions may constitute a return of capital to our investors to the extent that distributions exceed net cash from operations, or may be recognized as taxable income to us or to you.

RISK FACTORS

        The following information replaces the information in the section of our prospectus under the heading "Risk Factors - Risks Related to Our Business in General - There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time" on page 31 of the prospectus:

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THE DISTRIBUTIONS WE PAY TO OUR LIMITED PARTNERS ARE NOT NECESSARILY INDICATIVE
OF OUR CURRENT OR FUTURE OPERATING RESULTS AND THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO ACHIEVE EXPECTED CASH FLOWS NECESSARY TO CONTINUE TO PAY INITIALLY ESTABLISHED DISTRIBUTIONS OR MAINTAIN CASH DISTRIBUTIONS AT ANY PARTICULAR LEVEL, OR THAT DISTRIBUTIONS WILL INCREASE OVER TIME.

        There are many factors that can affect the availability and timing of cash distributions to limited partners. Distributions will be based principally on cash available or from our properties, real estate securities and other investments. We expect to distribute net cash from operations and nonliquidating sales of properties to limited partners. However, our general partners, in their discretion, may defer fees payable by us to the general partners allowing for more cash to be available to us for distribution to our limited partners. In addition, our general partners may make supplemental payments to us or to our limited partners, or otherwise support our operations to the extent not prohibited under the NASAA Guidelines, which would permit distributions to our limited partners in excess of net cash from operations. The amount of cash available for distributions will be affected by many factors, such as our ability to buy properties as offering proceeds become available, the yields on securities of other real estate programs which we invest in, and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We currently pay distributions at an annualized rate of 6.0%. Such distributions are not necessarily indicative of current or future operating results and we can give no assurance that we will be able to maintain distributions at the current rate or that distributions will increase over time. Nor can we give any assurance that rents from the properties will increase, that the securities we buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real properties, mortgage loans or our investments in securities will increase our cash available for distributions to limited partners. Our actual results may differ significantly from the assumptions used by our general partners in establishing the distribution rate to limited partners.

        Many of the factors that can affect the availability and timing of cash distributions to limited partners are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. For instance:

        o If one or more tenants defaults or terminates its lease, there could be a decrease or cessation of rental payments, which would mean less cash available for distributions.

        o Cash available for distributions would be reduced if we are required to spend money to correct defects or to make improvements to properties.

        o Cash available to make distributions may decrease if the assets we acquire have lower yields than expected.

        o There may be a delay between the sale of the units and our purchase of real properties. During that time, we may invest in lower yielding short-term instruments, which could result in a lower yield on your investment.

        In addition, our general partners, in their discretion, may retain any portion of our cash on hand for working capital. We cannot assure you that sufficient cash will be available to pay distributions to you.

        The following information should be read in conjunction with the "Risk Factors - Risks Related to Our Business in General" section beginning on page 29 of the prospectus:

DISTRIBUTIONS OF NET CASH

        The following information replaces the information in the section of our prospectus under the heading "Distributions and Allocations - Distributions of Net Cash" on page 75 of the prospectus:

        Currently, we are paying distributions to our limited partners from capital at an annualized rate of 6.0%. There can be no assurance that future cash flow will support distributions at the current rate. See "Risk Factors - The distributions we pay to our limited partners are not necessarily indicative of our current or future operating results and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay or maintain cash distributions at any particular level, or that distributions will increase over time."

        We expect to continue to distribute net cash from operations and nonliquidating sales of properties to limited partners. However, our general partners, in their discretion, may defer fees payable by us to the general partners allowing for more cash to be available to us for distribution to our limited partners. In addition, our general partners may make supplemental payments to us or to our limited partners, or otherwise support our operations to the extent not prohibited under the NASAA Guidelines, which would permit distributions to our limited partners in excess of net cash from operations. Accordingly, all or some of such distributions may constitute a return of capital to our investors to the extent that distributions exceed net cash from operations, or may be recognized as taxable income to us or to you. Net cash distributions is defined in our partnership agreement to mean the sum of our cash flow from operations (after payment of all operating expenses and adjustments for reserves) and net proceeds from the sale or exchange of our properties (less amounts retained for reinvestment). These amounts, if any, will be distributed in the following priority:

        o first, to limited partners on a per unit basis until they have received a 8.0% annual return on their net capital contributions, defined in our partnership agreement to mean generally the amount of cash contributed to the partnership reduced by prior distributions in excess of this 8.0% return;

        o then, to the limited partners until they have received a return of all their capital contributions; and

        o then, 85.0% to limited partners and 15.0% to our general partners.

In no event, however, will our general partners receive in the aggregate more than 15.0% of the amount remaining after limited partners have received a return of their net capital contributions plus a 6.0% annual return nor more than 10.0% of distributions of operating cash flow. It is the intent of these limitations that the general partners receive no more than is allowed pursuant to applicable provisions of the NASAA Guidelines. Any such excess amounts otherwise distributable to our general partners will instead be reallocated and distributed to our limited partners on a per unit basis.

        Potential limited partners should be aware that their share of distributions of proceeds from the sale of properties may be less than their net capital contributions.

        Notwithstanding the foregoing, limited partners who have purchased units pursuant to our deferred commission option shall for a period of six years following the year of purchase, or longer if required to satisfy the outstanding commission obligation, have deducted and withheld from net cash distributions otherwise payable to them an annual amount equal to $0.10 per unit purchased pursuant to the deferred commission option, which amount we will use to pay commissions due with respect to such units. See "Plan of Distribution."

        Provided we have cash available to make distributions, we intend to continue to declare and pay net cash distributions to our limited partners on a monthly basis. During the offering period, our income will mainly be limited to cash generated from short-term, highly-liquid investments.

        The timing of cash distributions to the limited partners, and the amount of such distributions, will be determined by our general partners in their discretion, however our partnership agreement generally requires us to make cash distributions at least as often as quarterly. The distributions we pay to our limited partners are not necessarily indicative of our current or future operating results. Distributions of cash will be allocated among the limited partners based on the ratio that the number of units owned by each limited partner as of the last day of the preceding quarter bears to the total number of units outstanding at that time. A transferee of units will be deemed the owner of such units as of the first day of the quarter following the quarter during which the transfer occurred and, therefore, will not participate in distributions made with respect to the quarter in which such transfer occurs.

DISTRIBUTION REINVESTMENT AND AUTOMATIC PURCHASE PLAN

        The following information should be read in conjunction with the "Summary of Distribution Reinvestment Plan" section beginning on page 78 of the prospectus:

     INVESTMENT OF DISTRIBUTIONS

        Under certain circumstances, participants in the distribution reinvestment feature of our Distribution Reinvestment and Automatic Purchase Plan may be entitled to purchase units pursuant to the plan at a reduced price per unit. Our Distribution Reinvestment and Automatic Purchase Plan set forth as Exhibit D to our prospectus, and attached hereto, has been amended to replace
Section 4 of the Distribution Reinvestment and Automatic Purchase Plan in its entirety with the following:

4. GENERAL TERMS OF PLAN INVESTMENTS. The Administrator will apply all Distributions and Additional Payments subject to this Plan, as follows:

        (a) Prior to the termination of the Partnership's initial public offering of the Units reserved for issuance under the Plan pursuant to the Partnership's prospectus dated February 19, 2003, as thereafter amended or supplemented (the

"Initial Offering"), the Administrator will invest Distributions in Units at the public offering price per Unit ($10 per Unit); provided that, for Units purchased under this Plan after September 30, 2004, if the Participant acquired the Units in respect of which the Distributions are paid with a purchase price reduction of (i) 100% of the sales commissions otherwise payable thereon (including, without limitation, sales to participating dealers' representatives or asset-based fee investors) or (ii) 100% of the sales commissions otherwise payable thereon and 100% of the dealer manager fee otherwise payable thereon (including, without limitation, sales to employees of the Partnership), then the purchase price for Units purchased hereunder shall be the price per Unit paid by the Participant for the Units in respect of which the Distributions are paid (with such price also applicable to Units purchased with Distributions on Units purchased hereunder ("Distribution Units") if the original Units in respect of which the Distribution Units were acquired were purchased on the terms described in clause (i) or (ii) above). In addition, in the event of any sale of Units in respect of which the Partnership and/or the Dealer Manger is authorized to make, and has made, an agreement as to a reduction of sales commissions and/or dealer manager fees ("Discounted Fee Units"), the Partnership and/or the Dealer Manager may also agree to a commensurate reduction in such commissions and/or fees for the purchase of Units hereunder from Distributions paid in respect of such Discounted Fee Units. If such an agreement is made, the Partnership and/or the Dealer Manager shall notify the Administrator thereof and the price at which Units shall be purchased hereunder. Notwithstanding the foregoing, no reduction in the purchase price for Units purchased hereunder shall be made in respect of Units acquired by the Participant at a commission reduction resulting from established volume discounts set forth in the Partnership's prospectus.

        (b) After termination of the Initial Offering, the Administrator will invest Distributions and Additional Payments in Units which may (but are not required to) be supplied from either (i) Units registered with the Securities and Exchange Commission (the "Commission") pursuant to an effective registration statement for Units for use in the Plan (a "Future Registration") or (ii) Units purchased by the Administrator for the Plan in a secondary market (if available) or on a stock exchange or the Nasdaq Stock Market (if listed) (collectively, the "Secondary Market") and registered with the Commission for resale pursuant to the Plan. Units purchased on the Secondary Market as set forth in (ii) above will be purchased at the then-prevailing market price, and the average price paid by the Administrator for all such purchases for a single Distribution or automatic purchase interval will be utilized for purposes of purchases of Units in the Plan on such investment date. Units acquired by the Administrator on the Secondary Market or registered in a Future Registration for use in the Plan may be at prices lower or higher than the per Unit price that will be paid for the Units purchased for the Plan pursuant to the Initial Offering and any subsequent offering. If the Administrator acquires Units in the Secondary Market for use in the Plan, the Administrator shall use reasonable efforts to acquire Units for use in the Plan at the lowest price then reasonably available. However, the Administrator does not in any respect guaranty or warrant that the Units so acquired and purchased by the Participants in the Plan will be at the lowest possible price. Further, irrespective of the Administrator's ability to acquire Units in the Secondary Market or the Partnership's ability to complete a Future Registration for Units to be used in the Plan, neither the Administrator nor the Partnership is in any way obligated to do either.

        (c) If a Participant designates in writing that such Participant's broker who made the initial sale of Units to the Participant shall receive commissions for purchases under the Plan, then such broker shall be paid a selling commission at the same rate as for initial purchases, not to exceed 7.0% (reduced commission rates will apply as set forth in paragraph (a) above). Dealer manager fees will be paid to the dealer manager named in the prospectus for the Units purchased pursuant to the Plan (which, with respect to the Initial Offering, is Behringer Securities LP) at the rate of (i) with respect to Distribution reinvestments, not to exceed 1.0% and (ii) with respect to automatic purchases, not to exceed 2.5%. Each Participant is permitted to identify, change or eliminate the name of his account executive at a participating broker-dealer with respect to Units purchased pursuant to the Plan. In the event that no account executive is identified, or in the event that the account executive is not employed by a broker-dealer having a valid selling agreement with the dealer manager, no selling commission will be paid with respect to such purchases. If no such broker is designated, or if the Participant designates only a portion of the selling commission to be paid to the Participant's broker, the amount that would have been paid as a selling commission will be retained and used by the Partnership.

        (d) For each Participant, the Administrator will maintain an account which shall reflect for each month the Distributions and/or Additional Payments received by the Administrator on behalf of such Participant. A Participant's account shall be reduced as purchases of Units are made on behalf of such Participant.

        (e) Distributions shall be invested by the Administrator in Units promptly following the payment date with respect to such Distributions and Additional Payments will be invested by the Administrator in Units promptly following each Payment Interval, in each case to the extent Units are available for purchase under the Plan. If sufficient Units are not available, any such funds that have not been invested in Units within 30 days after receipt by the Administrator and, in any

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event, by the end of the fiscal quarter in which they are received, will be distributed to the Participants. Any interest earned on such accounts will be paid to the Partnership and will become the property of the Partnership.

        (f) Each Participant during a fiscal year will acquire and own a number of Units acquired pursuant to the Plan during such quarter, based on the amount in the Participant's account at the time the Units are acquired, which may result in the ownership of fractional Units, computed to four decimal places. The ownership of the Units shall be reflected on the books of the Partnership or its transfer agent.

UNIT REDEMPTION PROGRAM

        The following information replaces the information in the section of our prospectus under the heading "Prospectus Summary - Unit Redemption Program" beginning on page 9 of the prospectus:

        Effective for redemptions of units requested after September 30, 2004, after you have held your units for a minimum of one year, our unit redemption program provides an opportunity for you to redeem your units, subject to certain restrictions and limitations. The redemption price will equal the lesser of (1) the price you actually paid for your units or (2) either (i) prior to the time we begin having estimated annual unit valuations (after our first three full fiscal years following termination of this offering), $9.00 per unit, or (ii) after we begin obtaining such valuations, 90.0% of the net asset value per unit, as determined by the valuations. Subject to the limitations described in this prospectus, and provided that your redemption request is made within 180 days of the event giving rise to the special circumstances described in this sentence, we will waive the one-year holding requirement and redeem units (1) upon the request of the estate, heir or beneficiary of a deceased limited partner or (2) upon the disability of the limited partner or such limited partner's need for long-term care. In the discretion of our general partners, we may also waive the one-year holding requirement and redeem units due to other involuntary exigent circumstances surrounding the limited partner, such as bankruptcy, or due to a mandatory distribution requirement under a limited partner's IRA, provided that your redemption request is made within 180 days of the event giving rise to such exigent circumstance. The purchase price for units redeemed upon the death of a limited partner or upon the disability of the limited partner or such limited partner's need for long-term care, until after the first three full fiscal years following the termination of this offering, will be the price the limited partner actually paid for the units, and thereafter, the purchase price will be the fair market value of the units as determined by estimated unit valuations. During any calendar year, we will not redeem in excess of 5.0% of the weighted average number of units outstanding during the twelve-month period immediately prior the date of redemption. In addition, the cash available for redemption generally will be limited to 1.0% of the operating cash flow from the previous fiscal year, plus any proceeds from our distribution reinvestment and automatic purchase plan. In general, you may present to us fewer than all of your units for redemption, except that you must present for redemption at least 25.0% of your units. However, provided that your redemption request is made within 180 days of the event giving rise to the special circumstances described in this sentence, where redemption is being requested (1) on behalf of a deceased limited partner; (2) by a limited partner that is permanently disabled or in need of long-term care; (3) by a limited partner due to other involuntary exigent circumstances, such as bankruptcy; or (4) by a limited partner due to a mandatory distribution under such limited partner's IRA, a minimum of 10.0% of the limited partner's units may be presented for redemption; provided, however, that any future redemption request by such limited partner must present for redemption at least 25.0% of such limited partner's remaining units. In order to participate in our unit redemption program, you must have, and will be required to certify to us that you, acquired the units to be redeemed by either (i) a purchase directly from us or (ii) a transfer from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber's immediate or extended family or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or his/her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or by operation of law. Our general partners reserve the right to reject any request for redemption of units or to terminate, suspend or amend the unit redemption program at any time. See "Summary of Partnership Agreement - Unit Redemption Program" for further explanation of the Unit Redemption Program.

        The following information replaces the information in the section of our prospectus under the heading "Summary of Partnership Agreement - Unit Redemption Program" beginning on page 86 of the prospectus:

        Effective for redemptions of units requested after September 30, 2004, our limited partners who have held their units for at least one year may receive the benefit of limited liquidity by presenting for redemption all or portion of their units to us at any time in accordance with the procedures outlined herein. At that time, we may, subject to the conditions and limitations described below, redeem the units presented for redemption for cash to the extent that we have sufficient funds from operations available to us to fund such redemption.

        Except as described below for redemptions upon the death of a limited partner, the purchase price for the redeemed units, for the period beginning after a limited partner has held the units for a period of one year and ending after the first three full fiscal years following termination of this offering, will be the lesser of (1) $9.00 per unit or (2) the price the limited partner actually paid for the units. Thereafter, the purchase price will be the lesser of (1) 90.0% of the fair market value per unit, or (2) the price the limited partner actually paid for the units. The fair market value utilized for purposes of establishing the purchase price per unit will be the estimated value of units determined annually for ERISA purposes. The fair market value will be based on annual appraisals of our properties performed by our general partners and not by an independent appraiser. Our general partners will, however, obtain annually an opinion of an independent third party that their estimate of the fair market value of each unit for such year is reasonable and was prepared in accordance with appropriate methods for valuing real estate. See "Investment by Tax-Exempt Entities and ERISA Considerations - Annual Valuation Requirement." In the event that you redeem all of your units, any units that you purchased pursuant to our distribution reinvestment and automatic purchase plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our general partners. Our general partners reserve the right in their sole discretion at any time and from time to time (1) waive the one-year holding period in the event of the death of a limited partner, a limited partner's disability or need for long-term care, other exigent circumstances such as bankruptcy, or a mandatory distribution requirement under a limited partner's IRA, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) terminate, suspend and/or reestablish our unit redemption program.

        In addition, and subject to the conditions and limitations described below, we will redeem units upon the death of a limited partner who is a natural person, including units held by such limited partner through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the limited partner, the recipient of the units through request or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive such written notice within 180 days after the death of the limited partner. If spouses are joint registered holders of units, the request to redeem the units may be made if either of the registered holders dies. If the limited partner is not a natural person, such as a trust other than a revocable grantor trust, partnership, corporation or other similar entity, the right of redemption upon death does not apply.

        The purchase price for units redeemed upon the death of a limited partner, until after the first three full fiscal years following termination of this offering, will be the price the limited partner actually paid for the units. Thereafter, the purchase price will be the fair market value of the units, as determined by estimated unit valuations. We will redeem units upon the death of a limited partner only to the extent that we have sufficient funds available to us to fund such redemption.

        Furthermore, and subject to the conditions and limitations described below, we will redeem units held by a limited partner who is a natural person, including units held by such limited partner through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, with a "qualifying disability" (as defined below), after receiving written notice from such limited partner. We must receive the written notice within 180 days after such limited partner's qualifying disability. If the limited partner is not a natural person, such as a trust other than a revocable grantor trust, partnership, corporation or other similar entity, the right of redemption upon disability does not apply. In order for a disability to be considered a "qualifying disability," (1) the limited partner must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the limited partner acquired the units to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the limited partner could be eligible to receive (the "applicable governmental agency"). The "applicable governmental agencies" are limited to the following: (i) if the limited partner paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the limited partner did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the limited partner could be eligible to receive disability benefits under the Civil Service Retirement System (CSRS), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the limited partner did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the limited partner's discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran's Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran's Administration.

        Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker's compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a limited partner to the special redemption terms applicable to disabled limited partners or limited partners in need of long-term care, unless permitted in the discretion of our general partners. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the limited partner's initial application for disability benefits and
(2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran's Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency which we deem acceptable and demonstrates an award of the disability benefits.

        We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

        o       disabilities occurring after the legal retirement age,

        o       temporary disabilities, and

        o disabilities that do no render a worker incapable of performing substantial gainful activity.

        Therefore, such disabilities will not qualify for the special redemption terms except in the limited circumstances when the limited partner is awarded disability benefits by the other "applicable governmental agencies" described above. However, where a limited partner requests the redemption of his units due to a disability or the need for long term care, and such limited partner does not have a "qualifying disability" under the terms described above, our general partners, in their discretion, may redeem the limited partner's units based on the limited partner's disability or need for long-term care.

        Our unit redemption program, including the redemption upon the death of a limited partner, is available only for limited partners who purchase their units directly from us or certain transferees, and is not intended to provide liquidity to any limited partner who acquired his or her units by purchase from another limited partner. In connection with a request for redemption, the limited partner or his or her estate, heir or beneficiary will be required to certify to us that the limited partner either (i) acquired the units to be repurchased directly from us or (ii) acquired such units from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber's immediate or extended family (including the subscriber's spouse, parents, siblings, children or grandchildren and including relatives by marriage) or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or members of the subscriber's immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

        We will engage a third party to conduct a Uniform Commercial Code (UCC) search to ensure that no liens or encumbrances are held against the units presented for redemption. We will deduct $150 from the proceeds of the repurchase to cover our costs for this search. Units that are not subject to liens or encumbrances will be eligible for redemption following the completion of the UCC search. We will not redeem units that are subject to liens or other encumbrances until the limited partner presents evidence that such liens or encumbrances have been removed.

        We intend to redeem units quarterly under the program. During any calendar year, we will not redeem in excess of 5.0% of the weighted average number of units outstanding during the twelve-month period immediately prior to the date of redemption. Our general partners will determine from time to time whether we have sufficient excess cash from operations to repurchase units. Generally, the cash available for redemption will be limited to 1.0% of the operating cash flow from the previous fiscal year, plus any proceeds from our distribution reinvestment and automatic purchase plan. Our general partners, in their sole discretion, may suspend implementation of, terminate or amend our unit redemption program at any time they determine that such suspension, termination or amendment is in our best interest or to reduce the number of units purchased under the unit redemption program if it determines the funds otherwise available to fund our unit redemption program are needed for other purposes. These limitations apply to all redemptions, including redemptions upon the death of a limited partner. See "Risk Factors - Risks Related to Our Business in General."

        A request for redemption may be withdrawn in whole or in part by a limited partner in writing at any time prior to redemption. We cannot guarantee that the funds set aside for the unit redemption program will be sufficient to accommodate all requests made in any particular redemption period. If we do not have sufficient funds available at the time when redemption is requested, the limited partner or his or her estate, heir or beneficiary can (1) withdraw the request for redemption, or (2) ask that we honor the request at such time, if any, when sufficient funds become available. Such pending requests will be honored pro rata among all requesting limited partners in any given redemption period with a priority given first to redemptions upon the death or disability of a limited partner, next to limited partners who demonstrate, in the discretion of our general partners, another involuntary exigent circumstance, such as bankruptcy, next to limited partners subject to a mandatory distribution requirement under such limited partner's IRA and, finally, to other redemption requests.

        In general, a limited partner or his or her estate, heir or beneficiary may present to us fewer than all of its units then-owned for redemption, except that the minimum number of units that must be presented for redemption shall be at least 25.0% of the holder's units. However, provided that your redemption request is made within 180 days of the event giving rise to the special circumstances described in this sentence, where redemption is being requested
(1) on behalf of a deceased limited partner; (2) by a limited partner with a qualifying disability or who is deemed by our general partners to be permanently disabled or in need of long-term care; (3) by a limited partner due to other involuntary exigent circumstances, such as bankruptcy; or (4) by a limited partner due to a mandatory distribution under such limited partner's IRA, a minimum of 10.0% of the limited partner's units may be presented for redemption; provided, however, that any future redemption request by such limited partner must present for redemption at least 25.0% of such limited partner's remaining units. A limited partner who wishes to have units redeemed must mail or deliver to us a written request on a form provided by us and executed by the limited partner, its trustee or authorized agent. An estate, heir or beneficiary that wishes to have units redeemed following the death of a limited partner must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our general partners of the death of the limited partner, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. A limited partner requesting the redemption of his units due to a qualifying disability must mail or deliver to us a written request on a form provided by us, including the evidence and documentation described above, or evidence acceptable to our general partners of the limited partner's disability. If the units are to be redeemed under the conditions outlined herein, we will forward the documents necessary to affect the redemption, including any signature guaranty we may require. The effective date of any redemption will be the last date during a quarter in which we have received the properly completed redemption documents. As a result, we anticipate that, assuming sufficient funds for redemption and the conditions are satisfied, the effective date of redemptions will be no later than 45 days after the quarterly determination of the availability of funds for redemption.

        Our unit redemption program is only intended to provide limited interim liquidity for our limited partners until our liquidation, since there is no public trading market for your units and we do not expect that any market for your units will ever develop. Neither our general partners nor any of their affiliates will receive any fee on the repurchase of units by us pursuant to the unit redemption program. For a discussion of the tax treatment of redemptions, see "Federal Income Tax Considerations - Sale of Limited Partnership Units."

        We will cancel the units we purchase under the unit redemption program and will not reissue the units unless they are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with or exemption from such laws and our partnership agreement.

        The foregoing provisions regarding the unit redemption program in no way limit our ability to repurchase units from limited partners by any other legally available means for any reason that our general partners, in their discretion, deem to be in our best interest.

                                    EXHIBIT D
              DISTRIBUTION REINVESTMENT AND AUTOMATIC PURCHASE PLAN
             BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP

        Behringer Harvard Mid-Term Value Enhancement Fund I LP, a Maryland corporation (the "Partnership"), has adopted a Distribution Reinvestment and Automatic Purchase Plan (the "Plan"), administered by the Partnership or an unaffiliated third party (the "Administrator"), as agent for participants in the Plan ("Participants"), on the terms and conditions set forth below.

1. ELECTION TO PARTICIPATE. Any purchaser of units of limited partnership interests of the Partnership (the "Units"), may become a Participant by making a written election to participate on such purchaser's subscription agreement at the time of subscription for Units. Any limited partner who has not previously elected to participate in the Plan may so elect at any time by completing and executing an authorization form obtained from the Administrator or any other appropriate documentation as may be acceptable to the Administrator. Any election to participate in the Plan may indicate any of the following: (i) participation only in the distribution reinvestment program described in Paragraph 2 hereof, (ii) participation only in the automatic purchase program described in Paragraph 3 hereof, or (iii) participation in both the distribution reinvestment and additional purchase programs. Limited partners who elect to participate in the Plan generally are required to have the full amount of their cash distributions with respect to Units owned by them reinvested pursuant to the Plan. However, the Administrator shall have the sole discretion, upon the request of a limited partner, to accommodate a limited partner's request for less than all of the limited partner's Units to be subject to participation in the Plan.

2. DISTRIBUTION REINVESTMENT PROGRAM. The Administrator will receive all cash distributions paid by the Partnership with respect to Units of Participants who elect to participate in the distribution reinvestment provisions of this Plan (collectively, the "Distributions"). Participation in the distribution reinvestment program will commence with the next Distribution payable after receipt of the Participant's election pursuant to Paragraph 1 hereof, provided it is received at least ten (10) days prior to the last day of the month to which such Distribution relates. Subject to the preceding sentence, regardless of the date of such election, a limited partner will become a Participant in the distribution reinvestment program effective on the first day of the month following such election, and the election will apply to all Distributions attributable to such month and to all months thereafter.

3. AUTOMATIC PURCHASE PROGRAM. Any holder of Units may elect to purchase additional Units on a continuous basis by electing to participate in the automatic purchase provisions of this Plan. Upon such election, the Administrator or the Partnership's transfer agent will, at the regular intervals indicated on the Participant's election to participate (each, a "Payment Interval"), automatically debit the Participant's bank checking account, savings account, or other account in the amount indicated on the Participant's election to participate, not less than $25 per interval (collectively, the "Additional Payments"). Participants may elect to invest the specified amount twice monthly, monthly, quarterly, semi-annually or annually. Participants who have also elected to participate in the distribution reinvestment program will also have all Distributions with respect to the Units acquired through the automatic purchase program reinvested pursuant to the distribution reinvestment program, unless the Administrator agrees, in its sole discretion upon request of a Participant, to allow such Distributions to be paid in cash to the Participant. Participation in the automatic purchase program will commence with the next investment interval indicated on the election to participate, provided it is received at least ten (10) days prior to the end of such interval; otherwise, the election will apply to all subsequent regular intervals.

4. GENERAL TERMS OF PLAN INVESTMENTS. The Administrator will apply all Distributions and Additional Payments subject to this Plan, as follows:

        (a) Prior to the termination of the Partnership's initial public offering of the Units reserved for issuance under the Plan pursuant to the Partnership's prospectus dated February 19, 2003, as thereafter amended or supplemented (the "Initial Offering"), the Administrator will invest Distributions in Units at the public offering price per Unit ($10 per Unit); provided that, for Units purchased under this Plan after September 30, 2004, if the Participant acquired the Units in respect of which the Distributions are paid with a purchase price reduction of (i) 100% of the sales commissions otherwise payable thereon (including, without limitation, sales to participating dealers' representatives or asset-based fee investors) or (ii) 100% of the sales commissions otherwise payable thereon and 100% of the dealer manager fee otherwise payable thereon (including, without limitation, sales to employees of the Partnership), then the purchase price for Units purchased hereunder shall be the price per Unit paid by the Participant for the Units in respect of which the Distributions are paid (with such price also applicable to Units purchased with Distributions on Units purchased hereunder ("Distribution Units") if the original Units in respect of which the Distribution Units were acquired were purchased on the terms described in clause (i) or (ii) above). In addition, in the event of any sale of Units in respect of which the Partnership and/or the Dealer Manger is authorized to make, and has made, an agreement as to a reduction of sales commissions and/or dealer manager fees ("Discounted Fee Units"), the Partnership and/or the Dealer Manager may also agree to a commensurate reduction in such commissions and/or fees for the purchase of Units hereunder from Distributions paid in respect of such Discounted Fee Units. If such an agreement is made, the Partnership and/or the Dealer Manager shall notify the Administrator thereof and the price at which Units shall be purchased hereunder. Notwithstanding the foregoing, no reduction in the purchase price for Units purchased hereunder shall be made in respect of Units acquired by the Participant at a commission reduction resulting from established volume discounts set forth in the Partnership's prospectus.

        (b) After termination of the Initial Offering, the Administrator will invest Distributions and Additional Payments in Units which may (but are not required to) be supplied from either (i) Units registered with the Securities and Exchange Commission (the "Commission") pursuant to an effective registration statement for Units for use in the Plan (a "Future Registration") or (ii) Units purchased by the Administrator for the Plan in a secondary market (if available) or on a stock exchange or the Nasdaq Stock Market (if listed) (collectively, the "Secondary Market") and registered with the Commission for resale pursuant to the Plan. Units purchased on the Secondary Market as set forth in (ii) above will be purchased at the then-prevailing market price, and the average price paid by the Administrator for all such purchases for a single Distribution or automatic purchase interval will be utilized for purposes of purchases of Units in the Plan on such investment date. Units acquired by the Administrator on the Secondary Market or registered in a Future Registration for use in the Plan may be at prices lower or higher than the per Unit price that will be paid for the Units purchased for the Plan pursuant to the Initial Offering and any subsequent offering. If the Administrator acquires Units in the Secondary Market for use in the Plan, the Administrator shall use reasonable efforts to acquire Units for use in the Plan at the lowest price then reasonably available. However, the Administrator does not in any respect guaranty or warrant that the Units so acquired and purchased by the Participants in the Plan will be at the lowest possible price. Further, irrespective of the Administrator's ability to acquire Units in the Secondary Market or the Partnership's ability to complete a Future Registration for Units to be used in the Plan, neither the Administrator nor the Partnership is in any way obligated to do either.

        (c) If a Participant designates in writing that such Participant's broker who made the initial sale of Units to the Participant shall receive commissions for purchases under the Plan, then such broker shall be paid a selling commission at the same rate as for initial purchases, not to exceed 7.0% (reduced commission rates will apply as set forth in paragraph (a) above). Dealer manager fees will be paid to the dealer manager named in the prospectus for the Units purchased pursuant to the Plan (which, with respect to the Initial Offering, is Behringer Securities LP) at the rate of (i) with respect to Distribution reinvestments, not to exceed 1.0% and (ii) with respect to automatic purchases, not to exceed 2.5%. Each Participant is permitted to identify, change or eliminate the name of his account executive at a participating broker-dealer with respect to Units purchased pursuant to the Plan. In the event that no account executive is identified, or in the event that the account executive is not employed by a broker-dealer having a valid selling agreement with the dealer manager, no selling commission will be paid with respect to such purchases. If no such broker is designated, or if the Participant designates only a portion of the selling commission to be paid to the Participant's broker, the amount that would have been paid as a selling commission will be retained and used by the Partnership.

        (d) For each Participant, the Administrator will maintain an account which shall reflect for each month the Distributions and/or Additional Payments received by the Administrator on behalf of such Participant. A Participant's account shall be reduced as purchases of Units are made on behalf of such Participant.

        (e) Distributions shall be invested by the Administrator in Units promptly following the payment date with respect to such Distributions and Additional Payments will be invested by the Administrator in Units promptly following each Payment Interval, in each case to the extent Units are available for purchase under the Plan. If sufficient Units are not available, any such funds that have not been invested in Units within 30 days after receipt by the Administrator and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to the Participants. Any interest earned on such accounts will be paid to the Partnership and will become the property of the Partnership.

        (f) Each Participant during a fiscal year will acquire and own a number of Units acquired pursuant to the Plan during such quarter, based on the amount in the Participant's account at the time the Units are acquired, which may result in the ownership of fractional Units, computed to four decimal places. The ownership of the Units shall be reflected on the books of the Partnership or its transfer agent.

5. DISTRIBUTION OF FUNDS. In making purchases for Participants' accounts, the Administrator may commingle Distributions attributable to Units owned by Participants and Additional Payments received from Participants.

6. ABSENCE OF LIABILITY. Neither the Partnership nor the Administrator shall have any responsibility or liability as to the value of the Units, any change in the value of the Units acquired for the Participant's account, or the rate of return earned on, or the value of, the interest-bearing accounts in which Distributions and Additional Payments are invested. Neither the Partnership nor the Administrator shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (a) arising out of the failure to terminate a Participant's participation in the Plan upon such Participant's death prior to receipt of notice in writing of such death and the expiration of 15 days from the date of receipt of such notice and (b) with respect to the time and the prices at which Units are purchased for a Participant.

7.      SUITABILITY.

        (a) The participating broker-dealer, or in the event there is no participating broker-dealer, the Partnership, assumes the responsibility for blue sky compliance and performance of due diligence responsibilities and will ascertain whether the Participant continues to meet the suitability standards of his state of residence with respect to each purchase of Units pursuant to this Plan. Additionally, the participating broker-dealer involved in the Plan must obtain in writing an agreement from the Participant by which the Participant agrees to the payment of compensation to the broker-dealer in connection with such Participant's purchases.

        (b) Each Participant shall notify the Administrator in the event that, at any time during his participation in the Plan, there is any material change in the Participant's financial condition or inaccuracy of any representation under the Subscription Agreement for the Participant's initial purchase of Units.

        (c) For purposes of this Paragraph 7, a material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the suitability standards set forth in the Partnership's prospectus for the Participant's initial purchase of Units.

8. REPORTS TO PARTICIPANTS. Within 60 days after the end of each fiscal quarter, the Administrator will mail to each Participant a statement of account describing, as to such Participant, the Distributions and/or Additional Payments received during the quarter, the number of Units purchased during the quarter, the per Unit purchase price for such Units, and the total Units purchased on behalf of the Participant pursuant to the Plan. Each statement shall also advise the Participant that, in accordance with Paragraph 7(b) hereof, the Participant is required to notify the Administrator in the event that there is any material charge in the Participant's financial condition or if any representation made by the Participant under the subscription agreement for the Participant's initial purchase of Units becomes inaccurate. Tax information regarding a Participant's participation in the Plan will be sent to each Participant by the Partnership or the Administrator at least annually.

9. NO DRAWING. No Participant shall have any right to draw checks or drafts against the Participant's account or give instructions to the Partnership or the Administrator except as expressly provided herein.

10. TAXES. Taxable Participants may incur a tax liability for Partnership Distributions even though they have elected not to receive their Distributions in cash but rather to have their Distributions held in their account under the Plan.

11. REINVESTMENT IN SUBSEQUENT PROGRAMS. After the termination of the Initial Offering, the General Partners on behalf of the Partnership may determine, in their sole discretion, to cause the Administrator to provide to each Participant notice of the opportunity to have Distributions and Additional Payments invested through the Plan in any subsequent publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the General Partners or their affiliates which has substantially identical investment objectives as the Partnership (a "Subsequent Program"). If the General Partners make such a determination, Participants may invest Distributions and Additional Payments in equity securities issued by such Subsequent Program through the Plan only if the following conditions are satisfied:

        (a) prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment and/or additional purchase plan;

        (b) a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act of 1933, as amended;

        (c) the offering and sale of such interests are qualified for sale under the applicable state securities laws;

        (d) the Participant executes the subscription agreement included with the prospectus for the Subsequent Program;

        (e) the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program; and

        (f) the Subsequent Program has substantially identical investment objectives as the Partnership.

        Any investment of Distributions and/or Additional Payments in interests of any Subsequent Program shall be under the same terms and conditions as set forth in this Plan with respect to investment of Distributions and/or Additional Payments in Units of the Partnership.

12.     TERMINATION.

        (a) A Participant may terminate or modify his participation in the Plan at any time by written notice to the Administrator. To be effective for any Distribution, such notice must be received by the Administrator at least ten
(10) days prior to the last day of the month to which such Distribution relates. To be effective for any Additional Payment, such notice must be received by the Administrator at least ten (10) days prior to the next Payment Interval following the date of receipt of such notice.

        (b) Prior to the listing of the Units on a stock exchange or inclusion of the Units for quotation on the Nasdaq Stock Market, a Participant's transfer of Units will terminate participation in the Distribution Reinvestment Program with respect to such transferred Units as of the first day of the quarter in which such transfer is effective, unless the transferee of such Units in connection with such transfer demonstrates to the Administrator that such transferee meets the requirements for participation hereunder and affirmatively elects participation by delivering an executed authorization form or other instrument required by the Administrator.

        (c) The Administrator may terminate a Participant's individual participation in the Plan, either entirely or with respect to either the distribution reinvestment program or the automatic purchase program, and the Partnership may terminate the Plan itself, at any time by ten (10) days' prior written notice to a Participant, or to all Participants, as the case may be.

        (d) After termination of the Plan or termination of a Participant's participation in the Plan, either entirely or with respect to either the distribution reinvestment or the automatic purchase program, the Administrator will send to each Participant (i) a statement of account in accordance with Paragraph 8 hereof, and (ii) a check for the amount of any Distributions and/or Additional Payments (as applicable) in the Participant's account that have not been invested in Units. Any future Distributions with respect to such former Participant's Units made after the effective date of the termination of the Participant's participation in the Distribution Reinvestment Program will be sent directly to the former Participant or to such other party as the Participant has designated pursuant to an authorization form or other documentation satisfactory to the Administrator.

13. STATE REGULATORY RESTRICTIONS. The Administrator is authorized to deny participation in the Plan, either entirely or with respect to either the distribution reinvestment program or the automatic purchase program, to residents of any state which imposes restrictions on participation in the Plan that conflict with the general terms and provisions of this Plan, including, without limitation, any general prohibition on the payment of broker-dealer commissions or dealer manager fees for purchases under the Plan.

14. NOTICE. Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and, if to the Administrator, addressed to Investor Services Department, 15601 Dallas Parkway, Suite 600, Addison, Texas 75001, or such other address as may be specified by the Administrator by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant's last address of record with the Administrator. Each Participant shall notify the Administrator promptly in writing of any change of address.

15. AMENDMENT. The terms and conditions of this Plan may be amended or supplemented by the Partnership at any time, including but not limited to an amendment to the Plan to substitute a new Administrator to act as agent for the Participants, by mailing an appropriate notice at least thirty (30) days prior to the effective date thereof to each Participant.

Such amendment or supplement shall be deemed conclusively accepted by each Participant except those Participants from whom the Administrator receives written notice of termination prior to the effective date thereof.

16. GOVERNING LAW. THIS PLAN AND PARTICIPANT'S ELECTION TO PARTICIPATE IN THE PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS.